Amendment To
Transfer Agency and Services Agreement
Between
Each Registered Investment Company Listed on Exhibit 1 hereto
And
American Stock Transfer & Trust Company

This Amendment (“Amendment”), effective as of June 13, 2012, is made to the Transfer Agency and Services Agreement (the “Agreement”), dated as of February 5, 2007 between each of the entities listed on Exhibit 1 hereto (collectively, the “Funds”) and American Stock Transfer & Trust Company (the “Transfer Agent” or “AST”).

WHEREAS the Funds and AST desire to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.	Section 11 of the Agreement is amended by adding the following paragraphs:

(d)           Notwithstanding anything in this Agreement to the contrary, each Party agrees that any Nonpublic Personal Information (“NPI”), as defined under Section 248.3(t) of Regulation S-P (“Regulation S-P”), promulgated under the Gramm-Leach-Bliley Act (the “GLB Act”) (collectively, the “Privacy Laws”), disclosed hereunder is for the specific purpose of permitting the Parties to perform the services set forth in this Agreement, and  with respect to such information, it will comply with Privacy Laws.  The Parties will not disclose any NPI received in connection with this Agreement, to any other party, except as necessary to carry out the services set forth herein or as otherwise permitted by Privacy Laws.  Furthermore, NPI shall be safeguarded pursuant to procedures adopted under Section 248.30 of Regulation S-P and any applicable state laws.

(e)           AST represents and warrants that it has implemented and maintains appropriate security measures to protect personal information in compliance with Section 17 of Chapter 201 of the Code of Massachusetts Regulations and any other similar state regulations applicable to AST. AST agrees that it shall promptly notify the Funds of any security breach or other incident of which it becomes aware that involves possible unauthorized disclosure of or access to personal information related to the Funds. Without limiting the remedies available to the Funds, should AST fail to report, or take reasonable measures to resolve such a security breach or other incident, the Funds may terminate this Agreement. AST agrees that this provision shall cover any of its affiliates, subcontractors or agents that obtains access to personal information related to the Funds under this Agreement, and that AST will be liable to the Funds for the compliance of such persons with this provision. This provision will survive termination or expiration of the Agreement for so long as AST continues to possess or have access to personal information related to the Funds.

2.	Section 14 of the Agreement is amended by deleting Eaton Vance’s address and replacing it with the following:

Eaton Vance Management
Two International Place
Boston, MA 02110
Attention:  Fund Secretary

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer, as the case may be, as of the date and year first written above.

American Stock Transfer & Trust Company
By:	/s/Carlos Pinto
Name:	Carlos Pinto
Title	Senior Vice President

Each of the Funds listed on Exhibit 1, Severally and not jointly
By:	/s/ Barbara Campbell
Name:	Barbara Campbell
Title	Treasurer